ALLIED TECHNOLOGIES GROUP, INC.

28A Horbow-Kolonia

Zalesie, Poland 21-512

Telephone +48833111672

E-mail: alliedtechgroup@gmail.com

January 16, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Tracey Smith, Mr. Terence O’Brien, Ms. Era Anagnosti and Mr. Craig Slivka

Re: Allied Technologies Group, Inc.

Registration Statement on Form S-1,

Filed on December 14, 2011

Filing No. 333-178472

Dear Ms. Era Anagnosti and Mr. Craig Slivka:

Further to your letter dated January 10, 2012, concerning the deficiencies in Registration Statement on Form S-1 filed on December 14, 2011, we provide the following responses:

General

1. SEC Comment: We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering. As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intention to engage in a business combination with another entity.

Response: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act.

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus. Please refer to page 4 of the document:

“The Company is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

Outside Front Cover Page of Prospectus, page 3

2. SEC Comment: Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from the above in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response: In response to this comment we revised our prospectus to state that there are no companies for which our sole officer and director Mr. Ihar Yaravenka and affiliates have acted as promoters or in which he or affiliates had or have a controlling interest. Please refer to page 4 of the prospectus:

“There are no companies for which our sole officer and director Mr. Ihar Yaravenka and affiliates have acted as promoters or in which he or affiliates had or have a controlling interest.”

Prospectus Cover Page, page 3

3. SEC Comment: Please consider disclosing the aggregate offering proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to this comment we disclosed the aggregate offering proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares we are offering:

	Offering Price Per Share ($)	Commissions	Proceeds to Company Before Expenses ($)
			If 25% shares are sold	If 50% shares are sold	If 75% shares are sold	If 100% shares are sold
Common Stock	0.02	Not Applicable	20,000	40,000	60,000	80,000
Total	0.02	Not Applicable	20,000	40,000	60,000	80,000

Prospectus Summary, page 6

Allied Technologies Group, Inc. page 6

4. SEC Comment: Please revise the end of the second paragraph to disclose what will happen if you sell less than half of your securities offered in this offering. In this regard we note your disclosure that if you sell 50% of the shares offered you will be able to meet the next 12 months cash requirements.

Response:  In response to this comment the company revised the end of the second paragraph to disclose what will happen if we sell less than half of your securities offered in this offering:

“If we sell less than 50% of securities offered we will have to obtain additional financing to complete our twelve month business plan. We do not have any arrangements for financing and there is no guarantee that we will be able to obtain additional financing. If we are unable to obtain additional funding, our business may fail.”

The Offering, page 7

5. SEC Comment:  Please briefly disclose here that this is a self-underwritten, direct primary offering with no minimum purchase requirement.

Response:  In response to this comment the company revised the prospectus as requested. Please refer to page 7:

The Issuer: The Offering	Allied Technologies Group, Inc. Self-underwritten, direct primary offering with no minimum purchase requirement.

Prospectus Summary, page 5

6. SEC Comment: Please revise the caption “Registration Costs” to reflect that you are showing your anticipated total offering costs.

Response:  In response to this comment the company revised the caption as required:

Anticipated Total Offering Costs	We estimate our total offering costs to be approximately $8,000.

Risk Factors, page 9

If we do not attract customers, we will not make a profit…page 12

7. SEC Comment:  Please reconcile your statement that you “have not identified any customers” with disclosure on page 21 that you have entered into a professional services agreement with Star Guide, Inc.:

Response:  In response to this comment the company reconciled the statement that we “have not identified any customers” with disclosure on page 21 that we have entered into a professional services agreement with Star Guide, Inc.:

“On November 17, 2011 we entered into a professional services agreement with Star Guide, Inc. As of January 16, 2012 Star Guide Inc. is the only customer that we have.   We have not identified any other customers and we cannot guarantee we ever will have any other customers. Even if we obtain customers, there is no guarantee that we will generate a profit.  If we cannot generate a profit, we will have to suspend or cease operations.”

Use of Proceeds, page 16

8. SEC Comment: Please align the $12,000 “Net Proceeds” amount with the proper column of your tabular presentation.

Response:  In response to this comment the company aligned the $12,000 “Net Proceeds” amount with the proper column of our tabular presentation.

Plan of Distribution; Terms of the Offering, page 18

9. SEC Comment: Please disclose that the person offering securities on your behalf may be deemed to be an underwriter of this offering within the meaning of this term as defined in Section 2(a)(11) of the Securities Act of 1933.

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 18 of the Prospectus:

“In connection with the Company’s selling efforts in the offering, Ihar Yaravenka will not register as a broker-dealer pursuant to Section 15 of the Exchange Act, but rather will rely upon the “safe harbor” provisions of SEC Rule 3a4-1, promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally speaking, Rule 3a4-1 provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. Mr. Yaravenka is not subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. Mr. Yaravenka will not be compensated in connection with his participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. Mr. Yaravenka is not, nor has he been within the past 12 months, a broker or dealer, and he is not, nor has he been within the past 12 months, an associated person of a broker or dealer. However, Mr. Yaravenka will be offering securities on our behalf and therefore may be deemed to be an underwriter of this offering within the meaning of this term as defined in Section 2(a)(11) of the Securities Act of 1933.”

10. SEC Comment:  Please tell us more about the manner in which the securities will be offered and how the investors will learn about the offering. For instance, how will Mr. Yaravenka identify those who might have interest in purchasing shares? Please provide us supplementally with copies of any material that Mr. Yaravenka intends to use in this regard. Please file a form of subscription agreement that you will use in this offering as an exhibit to the registration statement.

Response:  In response to this comment the company revised its disclosure as requested. Please refer to page 18 of the Prospectus:

“This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell.  Mr. Yaravenka will sell the shares and intends to offer them to friends, family members and business acquaintances.  His methods of communication will include: phone calls, email, and regular mail.”

A form of subscription agreement that we plan to use in this offering was filed as an Exhibit 10.2 to the registration statement.

Management’s Discussion and Analysis or Plan of Operation, page 20.

11. SEC Comment:  Please expand your disclosures regarding the service agreement you signed with Star Guide, Inc. on November 17, 2011 to clarify when you will begin earning fees and recognizing revenue from this agreement, the length of the agreement and the contract value. Please also clarify whether Star Guide, Inc. is a related party or affiliate. Finally, we note your disclosures on page 12 that indicate that you do not have any customers and that you have not identified any customers. Please revise your disclosures to clarify what purpose of the service agreement with Star Guide, Inc. is and why you do not consider Star Guide, Inc. to be a customer.

Response:  In response to this comment we expanded our disclosures regarding the service agreement we signed with Star Guide, Inc. on November 17, 2011. We also clarified that Star Guide, Inc. is not a related party or affiliate:

“Negotiate service agreements with potential customers. Time Frame: 7th-12th months.

Once our website is operational and an office is established, we will begin to market our services. Initially, our sole officer and director, Mr. Yaravenka, will look for potential customers. As of November 17, 2011 Star Guide, Inc. is the only Polish company with which we have signed a service agreement. The length of the agreement is 4 months beginning from the effective date; the contract value is $8,000. As of January 16, 2012 revenue of $2,000 was recognized for the consulting services provided to Star Guide, Inc. in December, 2011. Star Guide, Inc. is not a related party or affiliate of Allied Technologies Group, Inc.”

We also revised our disclosure on page 12:

“If we do not attract customers, we will not make a profit, which ultimately result in a cessation of operations.

On November 17, 2011 we entered into a professional services agreement with Star Guide, Inc. As of January 16, 2012 Star Guide Inc. is the only customer that we have.   We have not identified any other customers and we cannot guarantee we ever will have any other customers. Even if we obtain customers, there is no guarantee that we will generate a profit.  If we cannot generate a profit, we will have to suspend or cease operations.”

Hire Part-Time Consulting Specialist…, page 21

12. SEC Comment: Please revise the last paragraph on page 21 to refer to customers buying your services rather than “products”.

Response: In response to this comment we revised the last paragraph on page 21 as requested:

“Until we start to sell our service, we do not believe that our operations will be profitable. If we are unable to attract customers we may have to suspend or cease operations. If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations. If we cease operations we likely will dissolve and file for bankruptcy and shareholders would lose their entire investment in our company.”

Business, page 24

Consulting services, page 24

13. SEC Comment: With a view towards disclosure, please explain to us who will be performing the consulting services, in particular services related to boat repair and maintenance and “major renovations”. With regard to this services, please expand your disclosure to discuss the location where these services will be provided, any special equipment needed for rendering such services and how you intend to procure them.

Response: In response to this comment the company revised its disclosure as required. Please refer to page 24 of the Prospectus:

“Initially, our sole officer and director, Ihar Yaravenka  will be performing all consulting services. If we sell 100% of the shares in this offering, we will hire one part-time consulting specialist with good knowledge and broad connections to the small boat consulting industry. Depending on the scope of work consulting services related to boat repair and maintenance and “major renovations” will be performed either on site at customers’ boats locations or in Allied’s office upon onsite visit and preliminary evaluation. We do not anticipate the need for any special equipment to render the consulting services.”

Agreement, page 29

14. SEC Comment: Please revise your disclosure to provide a brief description of Star Guide’s business. Also, you state that Star Guide is “Poland Canada based company”. The website of Nevada Secretary of State (http://nvsos.gov) lists Star Guide as a Nevada corporation and Ms. Olga Kapralova (the signatory to the service agreement with Star Guide) as president of Star Guide. In addition, the status of Star Guide as a business entity is listed as revoked. Please explain.

Response: In response to this comment the company revised its disclosure to provide a brief description of Star Guide’s business.

“On November 17, 2011 Service Consulting Agreement was signed with Star Guide, Inc., a Nevada incorporated and Poland based company, specializing in international cargo transportation services. The agreement with Star Guide, Inc. contains the following material terms:”

Upon receipt of your comment we contacted Star Guide to clarify the situation regarding the “revoked” status. We were advised by the company that the issue will be looked into and rectified at their earliest convenience.

15. SEC Comment:  Please disclose whether you begun to provide any services under the agreement with Star Guide.

Response: In response to this comment the company revised its disclosure as required. Please refer to page 29 of the Prospectus:

“As of January 16, 2012 pursuant to the agreement, signed on November 17, 2011 the thorough analysis of existing plans, schemes and designs to be used by Star Guide, Inc. in boat building was done and the revenue of $2,000 was recognized.”

Management, page 31

16. SEC Comment: Please clarify whether Mr. Yaravenka is currently employed at Yacht Metal. Also, please revise your disclosure to identify the specific “qualifications and attributes” qualifying Mr. Yaravenka as a member of the board. Please see item 401(c)(1) of Regulation S-K disclosure.

Response: In response to this comment we revised the Prospectus as required. Please refer to page 31:

Mr. Yaravenka has acted as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors since our incorporation on September 22, 2011.  Mr. Yaravenka owns 100% of the outstanding shares of our common stock. As such, it was unilaterally decided that Mr. Yaravenka was going to be our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors. This decision did not in any manner relate to Mr. Yaravenka’s previous employments.  Mr. Yaravenka’s previous experience, qualifications, attributes or skills were not considered when he was appointed as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors.

Mr. Yaravenka obtained a Bachelor’s degree in Engineering from the Almaty University of Power Engineering and Telecommunications (AUPET) in Almaty, Kazakhstan. After graduation Mr. Ihar Yaravenka has been working for various engineering companies in Kazakhstan, Poland and Europe. In 2001 Mr. Yaravenka accepted position of engineer at Yacht Metal, a Poland-based company, specializing in building of boats and yachts. Mr. Yaravenka is currently employed by Yacht Metal.

Principal Stockholders, page 35

17. SEC Comment: With respect to Mr. Yaravenka being identified as a promoter, please ensure to provide all Item 404(c)(1) f Regulation S-K disclosure.

Response: In response to the comment, we provided the disclosure required by Item 404(c)(1) of Regulation S-K:

“None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, except as indicated:

• Any of our directors or officers;

• Any person proposed as a nominee for election as a director;

• Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

• Any relative or spouse of any of the foregoing persons who has the same house as such person;

• Immediate family members of directors, director nominees, executive officers and owners of 5% or more of our common stock.”

Future Sales by Existing Stockholders, page 36

18. SEC Comment: Please revise your disclosure to also note the reporting requirement under Rule 144.

Response: In response to this comment we revised our disclosure to also note the reporting requirement under Rule 144:

Such shares can only be sold after six months provided that the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act.

Legal Matters, page 38

19. SEC Comment: Please disclose the address of counsel issuing the opinion. Refer to paragraph 23 of Schedule A of the Securities Act.

Response: In response to this comment the company disclosed the address of counsel issuing the opinion:

W. Scott Lawler, Attorney at Law has provided an opinion on the validity of our common stock. His address is 4960 S. Gilbert Ave., Suite 1-11 Chandler, AZ 85249, USA. We have retained Mr. Lawler solely for the purpose of providing this opinion and not in connection with any other matters.

Exhibit 5.1 – Opinion of W. Scott Lawler, attorney at law

20. SEC Comment: Please have counsel revise the penultimate paragraph of the opinion to state that the Registered Shares, when sold pursuant to the registration statement “will be” legally issued, fully paid and non-assessable. Please refer to Section II.B.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: In response to this comment the legal opinion was revised as requested.

Please direct any further comments or questions you may have to the company's attorney, W. Scott Lawler at:

W. Scott Lawler

Attorney at Law

4960 S. Gilbert Ave., Ste. 1-11

Chandler, AZ 85249

Tel: (602) 466-3666

Fax: (602) 633-1617

Thank you.

Sincerely,

/S/ Ihar Yaravenka

Ihar Yaravenka, President